

Dan Mozzochi • 2nd

Director of Operations at 70MillionJobs

70MillionJobs • University of Washington

San Francisco, California • 357 👥

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Business leader who's into running races, following elections, and (oddly) reading. Successful at companies of all sizes, managing teams of up to 200 people. History of driving positive and profitabl...

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Experience



Director Of Operations
70MillionJobs
Oct 2017 – Present • 7 mos
San Francisco Bay Area



Senior Project Manager
AHA Agency
Feb 2015 – Oct 2017 • 2 yrs 9 mos
Greater Portland Area

AHA is an award-winning communications agency specializing in integrated marketing communications and brand building: key clients include Charles Schwab, Hewlett Packard, Johnson & Johnson, Comcast NBCUniversal, Google, and Silicon Valley Bank.

Partnered with senior level clients at Fortune 500 companies (including Nike and Charles Schwab), to develop and execute integrated marketing campaigns in both B2B and B2C environments.

Lead cross-functional teams and external partners through the creation of print, website, social media, video, and other digital deliverables with annual revenue of more than 2 million dollars.



Executive Team Leader, Remodel

Everett, WA

Executed all aspects of a highly complex, 12-week, 6-million-dollar store remodel, updating all on- and off-stage areas and creating new PFresh extended grocery concept.

Organized, scheduled, and oversaw the collaboration of the in-store team with contractors, outside laborers, and headquarters representatives to meet construction goals while providing the highest quality guest experience.

Accomplishments:
-Delivered on-time completion of store remodel while exceeding headquarters' revenue disruption goals by 0.8%.
-Interviewed and approved for promotion to Store Manager (STL).



Executive Team Leader, Hardlines
Target
Oct 2009 – Oct 2011 • 2 yrs 1 mo
Issaquah, WA

Oversaw all operational aspects of Hardlines departments in a store generating annual revenue of 56 million dollars, including Electronics, Toys, Health & Beauty, Home, Grocery, etc. (approx. 65% of overall store sales).

Directly supervised seven managers in leadership positions to oversee a 150+ person staff.

Accomplishments:
-Upgraded under-performing Hardlines workcenter to become the district-wide leader, receiving recognition from both District and Regional managers.
-Identified and promoted next-level talent at the Team Leader, Senior Team Leader, and Executive Team Leader level.



Store Manager
Abercrombie & Fitch
Dec 2006 – Oct 2009 • 2 yrs 11 mos
Lynnwood, WA

Managed all operational aspects of store business at one of the largest Abercrombie & Fitch stores in the Pacific Northwest with annual revenue of more than 6 million dollars.

Developed and trained a team of managers to oversee a 60+ person staff, leading associates to meet company sales plans, shortage goals and brand promotion.

Accomplishments:
-Promoted through all three levels of assistant management, and first low-volume Store Manager assignment, to ultimately run the higher-volume Lynnwood store.
-Increased the efficiency of employee hour utilization to meet payroll goals, while significantly decreasing shortage at every location.
-Recruited five Managers-In-Training and 80+ part-time sales associates to create a more effective and desirable store experience for all customers, and backfill underperforming management positions.

Education

University of Washington
Bachelor's Degree, Communication
2003 – 2006
Activities and Societies: Delta Upsilon Fraternity; VP of Public Relations, Recruitment Team, Scholarship Chair, Freshman Interest Group (FIG) Leader





Management

Leadership

Strategic Communications

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Recommendations

Received (5)   Given (4)

Sona Pai

Sona Pai
Editorial director, editor, writer at SP Editorial
October 17, 2017, Dan worked with Sona in the same group

Dan is the person you want by your side when you're trying to figure out what to do next. He was Command Central for our agency team on a year-long project with multiple moving parts that could have easily spun into chaos without his calm head and steady hand. I entered midway through the project and immediately saw Dan's problem-solving gifts shine. As our senior project manager, Dan wrangled an ever-changing cast of creatives, managed shifting client expectations, tracked every detail, answered every open question and tied up all the loose ends along the way.

To work with Dan is to trust him implicitly. Seriously. If Dan tells you to do something, you should go ahead and do it, whether you're his client, his manager, his peer or his direct report. He's a quick study and a sharp thinker who's not afraid to introduce everyone to the elephant in the room. And, he's so fun to work with—kind, funny and committed to everyone's success.

Sara Woldemichael

Sara Woldemichael
Operations Specialist at Waste Management
May 31, 2016, Sara reported directly to Dan

Dan make the impossible possible! He is an amazing and enthusiastic leader who is resilient and adaptable in the most adverse situations. He was my supervisor in 2010 and 2011. Although he was my boss his leadership style was unique, always tailoring his messages making me feel more like a peer than a subordinate. As a leader he invests time on team engagement and development of talent. He leads by example working side by side coaching and problem solving while generating enthusiasm, delivering on commitments, and keeping it exciting.

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